Exhibit 99.69

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Reporting Issuer:

Just Energy Group Inc. (“Just Energy” or the “Corporation”)

Suite 2630, First Canadian Place, 100 King Street West

Toronto, Ontario M5X 1E1

2.	Date of Material Change:

August 31, 2011

3.	News Release:

A press release disclosing in detail the material summarized in this material change report was disseminated through the facilities of a recognized newswire service on August 31, 2011.

4.	Summary of Material Change:

Just Energy announced that it had entered into an agreement with a syndicate of underwriters (the “Underwriters”) led by CIBC World Markets Inc., National Bank Financial Inc. and RBC Capital Markets pursuant to which Just Energy had agreed to issue, on a “bought deal” basis, $100,000,000 aggregate principal amount of convertible unsecured subordinated debentures (the “Debentures”) at a price of $1,000 per Debenture (the “Offering”). The Debentures will bear interest from the date of issue at 5.75% per annum, with interest payable semi-annually in arrears on March 31 and September 30 each year (each an “Interest Payment Date”) commencing March 31, 2012. The Debentures will mature on September 30, 2018 (the “Maturity Date”).

5.	Full Description of Material Change:

Just Energy announced that it had entered into an agreement with the Underwriters pursuant to which Just Energy had agreed to issue, on a “bought deal” basis, $100,000,000 aggregate principal amount of Debentures at a price of $1,000 per Debenture. The Debentures will bear interest from the date of issue at 5.75% per annum, with interest payable semi-annually in arrears on March 31 and September 30 each year commencing March 31, 2012. The Debentures will mature on September 30, 2018.

Just Energy has granted to the Underwriters an overallotment option to purchase up to an additional $15,000,000 aggregate principal amount of Debentures at the same price, exercisable in whole or in part at any time for a period of up to 30 days following closing of the Offering, to cover over-allotments.

Just Energy intends to use the net proceeds of the Offering to fund future acquisitions including the acquisition of Fulcrum Retail Holdings LLC and for general corporate purposes.

Each $1,000 principal amount of the Debentures will be convertible at the option of the holder at any time prior to the close of business on the earlier of the Maturity Date and the last business day immediately preceding the date fixed for redemption, into 56.0224 common shares of Just Energy, representing a conversion price of $17.85 (the “Conversion Price”), subject to certain anti-dilution provisions. Holders who convert their Debentures will receive accrued and unpaid interest for the period from the date of the latest Interest Payment Date to, but excluding, the date of conversion.

The Debentures will not be redeemable at the option of the Company on or before September 30, 2014. After September 30, 2014 and prior to September 30, 2016, the Debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days and not less than 30 days prior notice, at a price equal to their principal amount plus accrued and unpaid interest, provided that the weighted average trading price of the common shares of Just Energy on the Toronto Stock Exchange (the “TSX”) for the 20 consecutive trading days ending five trading days preceding the date on which the notice of redemption is given is at least 125% of the Conversion Price. On or after September 30, 2016, the Debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days and not less than 30 days prior notice, at a price equal to their principal amount plus accrued and unpaid interest.

The agreement entered into with the Underwriters contemplates that the Debentures will be offered by Just Energy under a short form prospectus to be filed in each of the provinces of Canada, other than Quebec. Closing of the Offering is expected to occur on or about September 22, 2011. Completion of the Offering, which is not conditional on the completion of acquisition of Fulcrum Retail Holdings LLC, is subject to the satisfaction or waiver of various conditions, such as the receipt of normal regulatory approvals, including approval of the TSX.

Forward-Looking Statements

This material change report contains forward-looking statements including statements pertaining to closing of the Offering and the anticipated timing thereof. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, the failure to satisfy any of the conditions to the completion of the Offering.

For further information, see Just Energy’s preliminary short form prospectus dated September 7, 2011, copies of which are available on SEDAR at www.sedar.com.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The name and business telephone number of an executive officer of Just Energy who is knowledgeable about the material change and this report is Ms. Beth Summers, Chief Financial Officer, telephone (905) 795-4206.

9.	Date of Report:

September 9, 2011.

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